United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Comcast Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Comcast Corporation (“Comcast” or the “Company”)

RE: The case to vote FOR Proposal 6 (“Shareholder Proposal to Adopt Policy for an Independent Chair”), and to vote AGAINST all Board of Director nominees, on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center (“NLPC”) is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 and against all Board of Director nominees, following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

Introduction – In Support of Proposal 6

One person occupying both the Chair and CEO roles at the same time infuses that leader with an inordinate amount of insufficiently checked power. The Proposal cites the CFA Institute Research and Policy Center as follows:

Combining [Chairman and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment … Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO.1

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:2

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

As two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”3

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

Lastly, the California Public Employees’ Retirement System (CalPERS), the nation’s largest public pension fund, states that the “board should be chaired by an independent director” who “should ensure a culture of openness and constructive debate that allows a range of views to be expressed.”4

While Comcast believes “Board independence and oversight of management are effectively maintained, and management plans are critically reviewed,” with the CEO and Board Chair roles combined,5 we contend the opposite is the case. Worse, Comcast claims “that adopting such a policy could effectively constrain directors in exercising their fiduciary duties.” This is an argument that we, as experienced proponents, have not credibly seen made by any other

1 CFA Institute. “The Corporate Governance of Listed Companies,” 2018. See https://rpc.cfainstitute.org/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf

2 Geneen, Harold. Managing, Doubleday, January 1, 1984.

3 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

4 CalPERS. “CalPERS’ Governance & Sustainability Principles,” September 2019. See https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

5 Notice of 2025 Annual Meeting of Shareholders and Proxy Statement, Comcast Corporation, April 25, 2025. See https://www.sec.gov/Archives/edgar/data/1166691/000130817925000504/cmcsa012438-def14a.htm.

company. Are shareholders to believe that the thousands of directors at companies that separate the CEO and Chair roles are hindered in their abilities to meet their fiduciary responsibilities? The assertion is absurd.

Finally, Proposal 6 is more important than ever given Chairman and CEO Brian Roberts’s questionable leadership; his failed, discredited subsidiaries; and most critically – the Company’s financial performance. Shareholders should vote to separate the Chair and CEO positions to restore accountability to the C-Suite, and appropriate oversight responsibilities to a stronger, more accountable Board of Directors.

Comcast’s Response to Our Proposal

In its proxy statement of opposition, the Company board of directors characterizes Proposal 6 as “inflexible.”6

To that we plead: “Guilty as charged.” Flexibility, when it comes to board structure, should be viewed as a bug, not a feature.

Looking at the United States government as a relevant comparison, is our constitutional form of government too rigid and prescriptive? Or should elected (or even appointed) leaders have elastic rules to play by – like Comcast’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, social media favorability, and other irrelevant subjectivisms beyond fiduciary duties? Combining the roles of CEO and Chair leads to further concentration of power and influence within the entity.7

Comcast’s corporate governance policies say that combining the roles of Board Chair and CEO should be determined by the Board “depending upon the best interests of our company at a given point in time.”8 Returning to our U.S. government example, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker of the House and the President of the United States were held by the same person – but at another random given time, decided it was not the best practice? Such determinations are more subject to flawed, personal human opinions than to what’s best for the Company. Shareholders depend on consistency in knowing the rules that leadership plays by, and the existing “flexibility” of the Company’s Board policies inhibit that.

6 Ibid.

7 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

8 Notice of 2025 Annual Meeting of Shareholders and Proxy Statement, Comcast Corporation, April 25, 2025. See https://www.sec.gov/Archives/edgar/data/1166691/000130817925000504/cmcsa012438-def14a.htm.

“Active” and “independent” oversight within the current Board structure

Comcast, in reference to combining the roles of CEO and Chair, claims that “shareholders are best served by having Mr. Roberts serve as Chairman and CEO – working together with a strong Lead Independent Director.”9 Claims by companies with the two top leadership roles combined always state that their Lead Independent Director is “strong” (or “robust” or “effective”), which is never the case – at least not to the degree that the Chair/CEO should feel accountable or any threats to his or her authority.

This is even more true of Comcast. As the son and heir of the late founder Ralph Roberts, Brian Roberts owns at least 33 percent of the voting rights (but only 1 percent equity) by virtue of ownership of special Class B stock that carries the equivalent of 15 votes per share,10 giving him “effective control over [Comcast’s] every step,”11 and raises questions as to whether Comcast represents “more of an ego trip for Mr. Roberts” while “business considerations have a back seat.”12

Thus, the idea that the current Lead Independent Director, Edward Breen,[13] offers any kind of counterbalance or restraint to the concentrated power that Mr. Roberts holds, is laughable. Other circumstantial evidence buttresses this point, as Mr. Breen served as a Comcast director from 2005-2011, departed, then returned to the Board in February 2014 and has been Lead Independent Director since at least 2015.[14] Further, his political campaign contribution history indicates that of your typical corporate chameleon who wants to ingratiate himself and his organization with the victors: slightly heavier Republican supporter before 2016; going heavy in support of Joe Biden and the Democratic National Committee for 2020; then returning to heavily support Republicans when it appeared they would prevail in 2024.[15]

Also, Mr. Breen beneficially holds by far the least amount of Comcast shares among directors who have served on the Board longer than five years. Only Thomas Baltimore, Louise Brady, and Wonya Lucas – each of whom joined the Board in March 2023 or later – retain fewer shares than Mr. Breen. One would think a 10-year Lead Independent Director would keep more “skin in the game” if he cared about being effective.

9 Ibid.

10 “What is Comcast Class B Common Stock?”, Investors FAQs, Comcast Corporation, (viewed May 28, 2025). See https://www.cmcsa.com/shareholder-services/faqs.

11 Crawford, Susan. Captive Audience: The Telecom Industry and Monopoly Power in the New Gilded Age, Yale University Press, January 2013. See https://books.google.com/books?id=G4KCPGnKFEUC&q=captive+audience+crawford#v=snippet&q=effective&f=false.

12 Notice of Exempt Solicitation Pursuant to Rule 14a-103 for Comcast Corporation, submitted by John Chevedden. See https://www.sec.gov/Archives/edgar/data/1166691/000121465925006775/i51251px14a6g.htm.

13 Edward D. Breen, Director, Comcast Corporation (viewed May 28, 2025). See https://corporate.comcast.com/news-information/leadership-overview/edward-d-breen.

14 Notice of 2015 Annual Meeting of Shareholders of Comcast Corporation, Comcast Corporation, April 10, 2015. See https://www.cmcsa.com/static-files/55c06860-8d2a-432d-98bb-64615679e565.

15 See https://www.opensecrets.org/donor-lookup/results?name=Edward+Breen&order=desc&page=2&sort=D.

All indications are that Mr. Roberts reeled Mr. Breen back on to the Board in order to have his yes-man in the “strong” Lead Independent Director role. This was especially helpful as Mr. Roberts mismanaged all the Company’s broadcast network properties and ran them into the ground, leading to the spin-off of most of them into another company (more on this later).

Shareholders are best served?

Comcast repeatedly claims that “shareholders are best served” by keeping Mr. Roberts in both roles as Chair and CEO.16 This assertion would seem more credible if Comcast’s stock price had not performed so poorly during his leadership tenure. At all the major interval markers over the last 20 years (Mr. Roberts became both Chairman and CEO in 2004), Comcast has significantly underperformed the S&P 500. The two charts below represent the stock performance compared to the S&P 500 over the past 10 years, which covers the period during which Mr. Breen was in his role as the “strong” Lead Independent Director.

16 Notice of 2015 Annual Meeting of Shareholders of Comcast Corporation, Comcast Corporation, April 10, 2015. See https://www.cmcsa.com/static-files/55c06860-8d2a-432d-98bb-64615679e565.

Charts: AlphaSpread.com

We would call attention to Comcast’s poor showing compared to its top competitors as well, but the one most comprehensively analogous to the Company – The Walt Disney Company – has suffered under even worse mismanagement over the past decade, and thus isn’t worth making the comparison.17

Adherence to industry standards?

Comcast claims, without demonstrating proof, that “having an independent Chairman and separating the roles of Chairman and CEO are both minority practices among S&P 100 companies.”18 This contradicts the views of many financial experts and controverts trends and broader evidence. The CFA Institute rejects this view, and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”19 The CFA Institute insists that “Board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”

Separating these roles is increasingly practiced within the industry. The Spencer Stuart Board Index found that 51 percent of S&P 500 companies had separate CEOs and Board Chairs in 2017

17 See https://nlpc.org/tag/disney/ and https://www.sec.gov/Archives/edgar/data/1958085/000109690623000537/nlpc_px14a6g.htm.

18 Notice of 2015 Annual Meeting of Shareholders of Comcast Corporation, Comcast Corporation, April 10, 2015. See https://www.cmcsa.com/static-files/55c06860-8d2a-432d-98bb-64615679e565.

19 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific.

versus 59 percent in 2022 (see chart).20 The growing separation of the CEO and Chair positions within publicly traded companies signifies the changing sentiment towards Chair independence.

Questioning Mr. Roberts’s leadership

As a multinational mass media, telecommunications and entertainment conglomerate, the performance of Comcast’s individual divisions and subsidiaries will inevitably show gains and losses, winning streaks and losing streaks over time. The critical indicator is the economic outcome as a whole, which we have already shown to be uninspiring. Nevertheless, a number of unforced errors under Mr. Roberts’s leadership are worth pointing out.

Risks related to China

In 2023, NLPC sponsored a shareholder proposal at the Comcast annual meeting that requested increased risk disclosures related to the Company’s exposure in China,21 and filed a 12-page solicitation report in support of the proposal with the Securities and Exchange Commission.22

While that request fell far short of gaining majority shareholder support, the risks related to Comcast’s dependence and exposure in China have only increased since then, with its existing disclosures about those risks still woefully lacking. The report to the SEC linked in the footnote below provides an extensive explanation about the cause for concern, but here are a few critical points worthy of mention:

-China is one of Comcast’s most critical markets, with Mr. Roberts calling China “a very, very big opportunity” in 2017.23

-Comcast partnered with a Chinese state-owned company to build Universal Studios Beijing through a joint venture, the largest of Universal’s theme parks. Comcast has a

20 “2022 U.S. Spencer Stuart Board Index,” Spencer Stuart, October 2022. See https://www.spencerstuart.com/-/media/2022/october/ssbi2022/2022_us_spencerstuart_board_index_final.pdf.

21 See https://nlpc.org/wp-content/uploads/2023/05/Comcast-proposal-China-audit-2023.pdf.

22 See https://www.sec.gov/Archives/edgar/data/1166691/000109690623001173/nlpc_px14a6g.htm.

23 Anstey, Tom. “China worth US$1bn a year to Universal, says Comcast CEO,” Attractions Management, October 27, 2017. See https://www.attractionsmanagement.com/index.cfm?pagetype=news&subject=news&codeID=334757.

minority stake in the project.24 The park was estimated to have cost $3.3 billion at the initiation of the project, with Mr. Roberts expecting $1 billion of operating cash flow from the project once opened.25 The project’s cost ended up at $7 billion.26

-Comcast is involved in a joint venture with Chinese-backed organizations that compromise their operational independence from the CCP. Comcast partnered with Beijing Shouhuan Cultural Tourism Investment Co., a holding company of the state-owned Beijing Tourism Group, to construct the Universal Beijing Resort, with Comcast receiving 30 percent ownership in the project and the lion’s share going to the Beijing Tourism Group.27 Given Comcast’s non-controlling interest, this introduces significant operational risk, as the CCP is able to make decisions on the operations of Universal Beijing Resort. As The Federalist reported: “Comcast is beholden to the CCP.”28

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,29 HNA Group,30 CEFC China Energy,31 and others. Former U.S. Representative Mike Gallagher said that “there is no such thing as a private company in China… any American citizen or company operating in China could face investigation, prosecution or even imprisonment for regular business activities.”32

-Universal Beijing Resort entered into an agreement with Tencent to integrate Tencent’s gaming intellectual property into the resort’s entertainment experience.33 Tencent is the largest game development company in the world, though many of its games have been accused of being copies of other popular games. This is so prevalent that the founder has been dubbed the “plagiarism king.”34

24 “Universal Studious Beijing set to draw eager crowds amid uneasy U.S.-China ties,” CNBC, September 20, 2021. See https://www.cnbc.com/2021/09/20/universal-studios-beijing-to-draw-crowds-amid-uneasy-us-china-ties.html.

25 Ibid.

26 Tan, CK. “Universal Studios opens Beijing park to crowds despite tensions,” Nikkei Asia, September 20, 2021. See https://asia.nikkei.com/Business/Travel-Leisure/Universal-Studios-opens-Beijing-park-to-crowds-despite-tensions.

27 “Universal Beijing Resort announced partnership with Tencent IEG to jointly create innovative theme park experiences through cross-collaboration,” Universal Beijing Resort, February 3, 2021. See https://www.universalbeijingresort.com/en/news/228.html.

28 Mac Ghlionn, John. “How much of the U.S. has China already infiltrated right under our noses,” The Federalist, August 18, 2022. See https://thefederalist.com/2022/08/18/how-much-of-the-u-s-has-china-already-infiltrated-right-under-our-noses/.

29 Miller, Matthew and Engen, Tham. “China seizes control of Anbang Insurance as chairman prosecuted,” Reuters, February 22, 2018. See https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076.

30 “China plans to take over HNA Group and sell its airline assets as coronavirus hits business,” CNBC, February 19, 2020. See https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html.

31 Chang, Alfred and Lau, Dominic. “CEFC China Energy seized by Shanghai Government, SCMP reports,” Bloomberg, March 2, 2018. See https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg.

32 Gallagher, Mike. “US would be crazy to ignore growing hazards of doing business in China,” Fox News, May 17, 2023. See https://www.foxnews.com/opinion/us-crazy-ignore-growing-hazards-doing-business-china.

33 “Universal Beijing Resort announced partnership with Tencent IEG to jointly create innovative theme park experiences through cross-collaboration,” Universal Beijing Resort, February 3, 2021. See https://www.universalbeijingresort.com/en/news/228.html.

34 Mcguire, Keegan. “The shady side of Tencent,” SVG, January 20, 2023. See https://www.svg.com/258562/the-shady-side-of-tencent/.

-Comcast’s privacy commitments conflict with the reality that Comcast derives a significant portion of its revenue from a country that runs a massive surveillance program on over one billion citizens.35

Comcast’s website states, “we are… committed to promoting values that foster human rights, acting with integrity, and doing the right thing.”36 Mr. Roberts’s emphasis on profits at the expense of moral clarity and transparent risk disclosures undermines the Company’s claim to strong leadership under the current Board/executive structure.

Diversity, equity and inclusion (“DEI”)

Following the death of George Floyd in May 2020 and the subsequent riots in major U.S. cities, Mr. Roberts – like nearly all leaders of American corporations – issued a statement that expressed outrage over police brutality against racial minorities, and pledged significant Company resources to help address perceived or alleged inequities.

While NLPC and a few others early on pointed out

the Marxist ideology and extensive grift behind the violent and abusive tactics that characterized the Black Lives Matter uprising[37] [38] – which didn’t take long to become fully exposed[39] – oblivious, elitist corporate executives like Ivy League-educated Mr. Roberts virtue-signaled and pandered.[40] Only two weeks after Floyd’s death he issued an extensive memorandum he titled “Comcast’s Commitment”[41] – excerpts follow:

Last Sunday, I wrote to you to express my outrage over the far too familiar and frequent acts of violence against the Black community, and to acknowledge the structural racism that fuels these injustices. I’ve spoken with many employees – as have our leaders across Comcast Cable, NBCUniversal and Sky – and we have begun to mobilize as a company. While we recognize we don’t have all the answers, we agree it’s time that we start putting our words into real, sustainable action.

35 Ka, You. “Inside China’s surveillance state, built on high tech and a billion spies,” World Crunch, November 1, 2022. See https://worldcrunch.com/culture-society/china-surveillance-cameras.

36 “Human Rights Statement,” Comcast, April 2022. See https://www.cmcsa.com/static-files/5965037e-57a8-434d-a89e-f0f4c7be4233.

37 “Amazon, Bezos Chastised for Getting Duped by BLM,” National Legal and Policy Center, May 25, 2022. See https://nlpc.org/featured-news/amazon-bezos-chastised-for-getting-duped-by-blm/.

38 “UPDATE: Police Widow Blames BLM-Supporting ‘Woke’ Companies for Husband’s Murder,” National Legal and Policy Center, July 20, 2022. See https://nlpc.org/featured-news/police-widow-blames-blm-supporting-woke-companies-for-husbands-death/.

39 See https://nlpc.org/tag/black-lives-matter/.

40 “NLPC in RealClearMarkets: Corporate America’s Anti-Racism Programs are Racist,” National Legal and Policy Center, Sept. 19, 2022. See https://nlpc.org/featured-news/nlpc-in-realclearmarkets-corporate-americas-anti-racism-programs-are-racist/.

41 Roberts, Brian L. “Comcast’s Commitment,” Comcast Corporation, June 8, 2020. See https://corporate.comcast.com/commitment.

We know that Comcast alone can’t remedy this complex issue. But you have my commitment that our company will try to play an integral role in driving lasting reform. Together, we hope to help create a more equitable, just and inclusive society.

To that end, we are developing a comprehensive, multiyear plan to allocate $100 million to fight injustice and inequality against any race, ethnicity, gender identity, sexual orientation or ability. There will be $75 million in cash and $25 million in media that will be distributed over the next three years, in addition to the existing commitments our company currently makes to thousands of organizations supporting underrepresented communities through our Comcast NBCUniversal Foundation and social impact programs.

Mr. Roberts’s statement included several pledges using Comcast shareholder assets to address alleged “inequities,” under the categories of “Social Justice,” “Employees,” “Media, Awareness and Education,” “Digital Equity,” and “Small Business Opportunity:”

•As part of his “social justice” promise, Mr. Roberts stated that Comcast would “provide significant grants to organizations working to eradicate injustice and inequity,” and identified some that primarily represent blacks and their interests. Included among the recipient groups was the National Action Network (“NAN”), which is controlled by notorious race-hustler Al Sharpton, who is also an on-air personality for Comcast subsidiary MSNBC. The vocal “Reverend’s” longtime “civil rights” efforts have been repeatedly marred by self-enrichment, using NAN as a threat cudgel against companies and entities to extract support and concessions.42 Among Rev. Sharpton’s and NAN’s many ethical shortcomings include unpaid taxes and bills,43 and a self-directed six-figure “bonus,”44 and more than $500,000 paid to him by NAN for his life story rights.45

But most egregiously – even though the cable news network and Rev. Sharpton share a radical leftist political ideology – is that he accepted payments from the campaign of Democratic presidential candidate Kamala Harris during the 2024 presidential campaign without disclosing them. He conducted an interview with her on October 20, only weeks before Election Day, and aired a video of the former vice president wishing him a happy 70th birthday.46 The Society of Professional Journalists said in a statement, “This kind of entanglement harms the credibility of the journalist, the news organization, and

42 “National Action Network,” InfluenceWatch, viewed May 29, 2025. See https://www.influencewatch.org/non-profit/national-action-network/.

43 Buettner, Russ. “As Sharpton Rose, So Did His Unpaid Taxes,” New York Times, November 18, 2014. See https://www.nytimes.com/2014/11/19/nyregion/questions-about-al-sharptons-finances-accompany-his-rise-in-influence.html.

44 “Rev. Al Sharpton Gave Himself A $437,555 ‘Bonus’,” The Smoking Gun, June 13, 2018. See http://www.thesmokinggun.com/documents/celebrity/al-sharpton-bonus-395042.

45 Klein, Melissa. “Al Sharpton Sells His Life Story Rights for $531,000 – to His Own Charity,” New York Post, December 01, 2018. See https://nypost.com/2018/12/01/al-sharpton-sells-his-life-story-rights-for-531000-to-his-own-charity/.

46 Ross, Chuck. “Kamala Campaign’s Payments to Al Sharpton a ‘Black Eye’ for MSNBC, Ethics Group Says,” Washington Free Beacon, Nov. 15, 2024. See https://freebeacon.com/media/kamala-campaigns-payments-to-al-sharpton-a-black-eye-for-msnbc-ethics-group-says/.

journalism overall, and credibility is difficult to restore. While Sharpton may not consider himself a journalist, many viewers do.” He still hosts a weekly program on MSNBC.47

•Mr. Roberts’s “Employees” commitments in the wake of the Floyd-related chaos was for Comcast to “accelerate our efforts in all areas of Diversity & Inclusion, including advancement, hiring and training,” and to “will educate everyone across the company to better understand race-related issues and have the important conversations – however uncomfortable – through Town Halls, speaker series and mandatory anti-racism and anti-bias training.” At Comcast, employees are assumed to be racist until they prove that they are not.

•As part of Comcast’s “Media, Awareness and Education” pledge, Mr. Roberts promised: “We will put the full weight of our company’s media resources behind highlighting Black voices and Black stories and educating our viewers on diverse and inclusive cultures, perspectives and experiences, by making anti-racism education and inequality awareness a Symphony priority. We will use our platforms across the organization to continue to shed light on societal issues related to race. NBC News will host a series of Town Halls, similar to their ‘Can You Hear Us Now’ special that aired this past Tuesday, and we will use the X1, Flex, Peacock and Sky platforms to promote and amplify multicultural content.” If anyone questioned whether all of Comcast’s broadcast properties were biased, this should remove all doubt.

•For Comcast’s “Small Business Opportunity” commitment, Mr. Roberts pledged: “We will commit funds to help small businesses that have been affected by extended closures in the wake of COVID-19, allocating a substantial portion of those funds to businesses owned by people of color. Comcast Business and Effectv will support businesses impacted by the events of the last few months and provide airtime and commercial production when they are ready to open. Additionally, we will create new LIFT Labs programs for Black founders, invest in diverse entrepreneurs through Comcast Ventures and our accelerators and expand the Catalyst program, which focuses on investing in Black, Latinx and female entrepreneurs.”

In its post-Floyd “commitments,” Comcast donated millions of dollars to groups that support lenient criminal justice policies,[48] which destroyed many U.S. inner cities. The Company also implemented a grant program that discriminated against business owners based on their race.[49] Comcast was sued, and not long afterward dropped the program.[50] In 2021 the Company echoed the demagoguery surrounding the Georgia Election Integrity

47 See https://www.msnbc.com/politicsnation.

48 See https://corporate.comcast.com/commitment.

49 “Comcast Confronted for Practicing Racism While Claiming to Fight Racism,” National Legal and Policy Center, June 1, 2022. See https://nlpc.org/corporate-integrity-project/comcast-confronted-for-practicing-racism-while-claiming-to-fight-racism/.

50 https://www.thecentersquare.com/wisconsin/article_619f2b70-b2f3-11ed-ae52-67c9a4c2bfb8.html

Law,51 which the President of the United States likened to “Jim Crow in the 21st century.”52 The result of the enacted law was seen in the 2022 elections, as the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote and harder to cheat.”53 54

Since the June 2023 U.S. Supreme Court decision in Students for Fair Admissions v. Harvard College,55 many corporations dramatically reduced or eliminated their DEI programs56 — but not Comcast. Considering the Company’s vulnerabilities related to public access of taxpayer-owned airwaves and oversight by the FCC – which is monitoring closely the DEI policies of the companies it regulates – Mr. Roberts’s management is incongruent with the current cultural and legal climate, leaving shareholder investment at risk.

Mismanagement of media properties

Since Comcast completed its acquisition of NBCUniversal in 2013, its motion picture, entertainment programming and theme park properties (Universal) have had up-and-down years, but the broadcast and cable television business (NBC and sister networks) has suffered a downward trajectory. While that is partly attributable to the “cord-cutting” trend and the transition to online streaming platforms (Comcast’s is “Peacock”), Mr. Roberts’s stewardship of the television networks deserves much of the blame.

NBC is the first and oldest major U.S. broadcast network, with a storied history of popular, long-lasting programs (like “Today,” “The Tonight Show,” and “Saturday Night Live”) and a once reputable news division. While the latter already projected a politically leftward drift, under Mr. Roberts’s oversight, NBC News and cable news network MSNBC went off the rails.

Specific examples of reporting bias, poor news judgment, journalistic falsehoods and agenda-driven coverage are too numerous to list,57 but suffice to say the last 10 years – to broadly characterize NBC’s and MSNBC’s output – have been dominated by what is broadly known today as “Trump Derangement Syndrome” (“TDS”).58 Two among the widespread, false narratives that arose over that period of time that were either generated and/or amplified by

51 Johnson, Ted. “ViacomCBS Issues Statement Opposing Georgia Voting Bill; Comcast, AT&T Also Weigh In,” Deadline, April 1, 2021. See https://deadline.com/2021/04/viacomcbs-georgia-voting-bill-comcast-1234726035/.

52 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have eff on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

53 Brown, Spencer. “Coca-Cola gets trolled in Georgia for lying about election integrity law,” Townhall.com, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

54 “Myth v. fact: Georgia’s Election Integrity Act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

55 See https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf

56 https://nypost.com/2024/09/03/us-news/how-robby-starbuck-is-prompting-brands-like-ford-to-ditch-dei/

57 See https://www.newsbusters.org/media-and-places/nbc and https://www.newsbusters.org/media-and-places/msnbc for voluminous examples of NBC/MSNBC reporting bias.

58 “100 DAYS OF HOAXES: Cutting Through the Fake News,” The White House, April 29 2025. See https://www.whitehouse.gov/articles/2025/04/100-days-of-hoaxes-cutting-through-the-fake-news/.

Comcast’s subsidiaries were the Russia collusion hoax,59 and the “hide (Joe) Biden’s decline” hoax.60 NBC’s and MSNBC’s TDS obsessions – along with those of other progressive mouthpieces disguised as journalism at ABC, CBS and CNN – drove their viewing public to all-time levels of distrust, and partly contributed to the return of President Trump to the White House for a second term. Viewership has only worsened since the 2024 election outcome.61

The atrocious conduct of the corporate-owned U.S. media has led to the lowest levels of trust by Americans in five decades.62 Confidence in the news has fallen more than nearly every other U.S. institution measured by Gallup, with Congress the only one ranking below the media. Television journalists rank lower than even their print counterparts.

For this, Mr. Roberts bears a huge portion of the responsibility. His weak leadership can’t even demand that his best-known, most popular MSNBC personality, Rachel Maddow, to show up for work more than one day a week, despite her $25 million annual salary.63 The network provided a soft landing in an anchor seat for disgraced liar Brian Williams, who deserved termination.64 And NBC could not bear to allow a congressman’s 30-second ad during the 2022 Winter Olympics in China that criticized sponsors of the so-called “Genocide Games,”65 with Comcast obviously not wanting to upset its business partners. And earlier this year NBCUniversal settled a defamation lawsuit brought by a doctor, who originally sued for $30 million, after NBC and MSNBC personalities repeatedly accused him of performing “mass hysterectomies” at an ICE facility in Georgia.66

MSNBC and many other of Comcast’s cable television networks have been so devalued under Mr. Roberts’s stewardship that the Board has decided to spin them off into another separate, publicly-traded company.67 Because NBC can still generate profitability from sports broadcast

59 Wong, Kristina. “Durham Report Exonerates Trump, Vindicating Him on Russian Collusion Hoax Seven Years Later,” Breitbart.com, May 18, 2023. See https://www.breitbart.com/politics/2023/05/18/durham-report-exonerates-trump-vindicating-him-russian-collusion-hoax-seven-years-later/.

60 Panreck, Hanna. “Joe Scarborough admits he was 'obviously wrong' about 'best Biden ever' comments,” FoxNews.com, May 21, 2025. See https://www.foxnews.com/media/joe-scarborough-admits-he-obviously-wrong-about-best-biden-ever-comments.

61 Burack, Bobby. “MSNBC's New Primetime Lineup Has Lost More Than 40 Percent Of Channel's Viewership,” Outkick.com, May 28, 2025. See https://www.outkick.com/analysis/msnbcs-new-primetime-lineup-has-lost-over-40-channels-viewership.

62 Brenan, Megan & Saad, Lydia. “Five Key Insights Into Americans' Views of the News Media,” Gallup, Feb. 27, 2025. See https://news.gallup.com/opinion/gallup/657239/five-key-insights-americans-views-news-media.aspx.

63 Gable, Sophie. “Rachel Maddow's bumper pay is fueling jealousy at MSNBC, say insiders as Lawrence O'Donnell remains off air,” Daily Mail, March 29, 2025. See https://www.dailymail.co.uk/media/article-14550261/rachel-maddow-bumper-pay-jealousy-msnbc.html.

64 Engel, Pamela & Bertrand, Natasha. “3 events Brian Williams is suspected of lying about,” Business Insider, Feb. 13, 2015. See https://www.businessinsider.com/what-brian-williams-has-lied-about-2015-2.

65 Chesser, Paul. “NBC/Comcast Hides Criticism of Olympic Sponsors,” National Legal and Policy Center, Feb. 7, 2022. See https://nlpc.org/featured-news/nbc-comcast-hides-attacks-on-sponsors-of-genocide-olympics/.

66 Raymond, Jonathan. “Doctor settles with NBCUniversal in defamation lawsuit over 2020 accusation of 'mass hysterectomies' at Georgia ICE facility,” WXIA-TV, April 9, 2025. See https://www.11alive.com/article/news/state/doctor-settlement-defamation-lawsuit-nbc-reporting-2020-mass-hysterectomies-accusation/85-0bbf7f2a-ce4a-44e4-a29c-bfbf0c981fe5.

67 Spangler, Todd. “Comcast Announces Spin-Off of Most Cable Networks Into New Company to ‘Set These Businesses Up for Future Growth,’ CEO Brian Roberts Says,” Variety, Nov. 20, 2024. See https://variety.com/2024/tv/news/comcast-cable-network-spinoff-nbcuniversal-1236215225/.

rights, and Bravo still holds some value due to programming quality that can be monetized, they will remain under Comcast’s control. However, it remains to be seen how the divestiture of MSNBC and CNBC from standard-bearer NBC, Peacock streaming and parent Comcast – all five of which enjoy the identity of the iconic rainbow-peacock logo – will retain viability.

The damage done to NBC and MSNBC by allowing its producers and personalities to feed news cycles with phony narratives and hysterical political analysis have cost Comcast and its shareholders dearly. The Company’s stock has performed woefully compared to the S&P 500 over both short- and long-term periods, as we’ve already shown above. Unsurprisingly, its record against its competitors is no better.

As mentioned earlier, Disney’s portfolio of assets and subsidiaries present the closest comparison to Comcast’s offerings, but that historic brand has been equally mismanaged by on-again-off-again CEO Robert Iger. At least Mr. Roberts was smart enough to stay out of the Florida parental rights fight over LGBTQ+ grooming in schools against Gov. Ron DeSantis, thus protecting Universal’s theme parks from political, legal and economic assault.

But in light of the NBC/MSNBC failures, an apt (but admittedly not perfect) comparison could be made to Fox Corporation, whose most high-profile properties are its over-air broadcast network, news and sports cable channels, and local television stations. Since spinning off its entertainment assets to Disney in 2019, Fox’s stock performance compared to Comcast looks like this:

Chart: PortfolioLabs.com

Like Comcast and the Roberts family, Fox and its predecessors were founded by – and remain under majority control of – the Murdoch family. The differences in the performances of their respective networks, especially as of late, are stark. According to TV Insider:68

In primetime programming for the month of May 2025, Fox News was up 23% with an average of 2.46 million viewers. Meanwhile, MSNBC had an average 877,000 viewers, which was down 24%, and CNN raked in an average 426,000, down 18%. Total day programming saw Fox News at an average of 1.56 million viewers (up 21%), MSNBC down 33% with an average of 545,000 viewers, and CNN down 24% with 353,000 average viewers.

With 2024 being an election year and generally bringing more viewers to cable news shows, the post-election decline is not surprising. But seeing a double-digit drop on MSNBC and CNN is likely concerning for the networks.

In the coveted 25-54 demo, Fox News averaged 262,000 viewers in primetime, which was up 32%, while CNN averaged 76,000 (down 21%), and MSNBC averaged 73,000 (down 34%). For total day in that demo, Fox News was up 22% with 180,000 average viewers, but CNN was down 27% with 59,000 average viewers, and MSNBC averaged 49,000 viewers (down 41%).

The degree that Fox News’s popularity has exploded is shown in its ratings performance during the first three months of 2025, in which viewership exceeded that of even the broadcast networks (ABC, CBS, NBC). Mediaite reported:69

Fox News has kicked off a record-breaking 2025 by crushing its cable news peers in primetime while also outpacing all major broadcast networks in total viewers, despite broadcast being available in more homes across America.

According to Nielsen ratings, the network topped all television networks in weekday primetime (Monday through Friday 8-11 p.m ET) so far this year. Fox prime time from December 30th to March 11th has averaged 3.63 million total viewers, beating out CBS’s 3.57 million for the same time period. NBC landed in third place with 3.13 million viewers, while ABC scored 3.12 million and ESPN rounded out the top five with 3.03 million total viewers.

Fox topping broadcast networks is made all the more stunning by the fact that Fox, which is a paid for cable channel, is in 63 million homes in the U.S. while broadcast networks reach 120 million homes. without cost.

68 Norwin, Alyssa. “MSNBC, CNN & Fox News Ratings for May 2025 Show Dramatic Swings,” TVInsider.com, May 29, 2025. See https://www.tvinsider.com/1194486/msnbc-cnn-fox-news-may-2025-ratings-changes/.

69 Jones, Kipp. “Fox News Dominates All of Television in Prime Time So Far This Year — Topping Broadcast Nets,” Mediaite, March 14, 2025. See https://www.mediaite.com/media/tv/fox-news-dominates-all-of-television-in-prime-time-so-far-this-year-topping-broadcast-nets/.

MSNBC and CNN averaged 1.26 million and 635,000 viewers across prime time, respectively, so far this year.

Conclusion

With the lethargic performance of Comcast shares compared to Wall Street’s upper echelon, it’s clear Mr. Roberts and his family business need major adjustments. We are certain that he won’t do the honorable thing and take the Company private at a fair price to shareholders, so the next-best thing is a vote to show that his inordinate power compared to his equity is wholly inappropriate and ineffective. Asking for an independent chair policy would send a message.

Relatedly, registering dissatisfaction with the Board over its protective cocoon around Mr. Roberts is also necessary, in our view. Letting some of Comcast’s major assets devolve into platforms for personal and political vendettas, to where they are such a financial drag that they must be removed so they don’t take down the rest of the Company, is unconscionable. It even violates members’ fiduciary duties, in our view.

Last year NLPC presented a proposal opportunity for the Board to show transparency about members’ charitable and political donations.70 Rather than allow that proposal to be voted upon at the annual meeting – as Alphabet, Amazon and Home Depot did at theirs – instead Comcast asked President Biden’s SEC to prevent that proposal from being considered. Unsurprisingly, the agency agreed to allow the Company – owner of two of the incumbent president’s favorite, fawning mouthpieces – to exclude the proposal.71

Comcast, of course, is much more than its television networks. However, overall results are what counts, and the Company’s returns for shareholders have fallen far short of what their historic potential was and could have been. Mr. Roberts and the Board bear primary responsibility for that.

Therefore, we urge shareholders to vote FOR Proposal 6 on Comcast Corporation’s 2025 Proxy Voting Card, and to vote AGAINST all Board of Directors nominees.

Photo credits:

Page 3 – Brian Roberts, The Cable Show/Creative Commons

Page 4 – Edward Breen, Comcast

Page 9 – BLM riots in Minneapolis, Chad Davis/Creative Commons

Page 11 – Photo via Comcast.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

70 See https://www.sec.gov/Archives/edgar/data/1166691/000109690624001209/nlpc_px14a6g.htm.

71 See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpccomcast41624-14a8.pdf.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

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For questions regarding Comcast Corporation – Proposal 6 – “Shareholder Proposal to Adopt Policy for an Independent Chair,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.